

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 31, 2010

Juan Luis Cebrián
Chief Executive Officer
Promotora de Informaciones, S.A.
c/o National Registered Agents, Inc.
1090 Vermont Avenue, N.W.
Suite 1910
Washington, D.C. 20090

> **Re: Promotora de Informaciones, S.A.**
> **Amendment No. 1 to Form F-4**
> **Filed on August 19, 2010**
> **File No. 333-166653**

Dear Mr. Cebrián:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Because many of the comments below request disclosure relating to the basis of actions taken by the board of Liberty Acquisition Holdings Corp. ("Liberty"), we request that Liberty file a preliminary proxy with the next amendment and sign any

response letter provided. In responding to our comments, we request that Liberty provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As noted in our letter of June 4, 2010, Promotora may provide such representations in the event it requests acceleration of the effective date of the pending registration statement.

2.   We cannot agree with the response provided to comment one from our letter dated June 4, 2010. Because the transaction has been conditioned upon the approval of warrant holders, such condition effectively eliminates common stockholder approval of the transaction which, as noted in our previous letter, is a provision that may be eliminated only by a vote of Liberty's board and the vote of at least 80% of its outstanding voting (common) stock. We again note the following disclosure contained in Liberty's IPO prospectus:

> "The requirement that we seek stockholder approval before effecting our initial business combination therefore may be eliminated only by a vote of our board and the vote of at least 80% of the voting power of our outstanding voting stock. Our sponsors have agreed not to request that the board consider such a proposal to eliminate or amend this provision."

> (page 18 of Liberty's IPO prospectus)

Please revise the disclosure in your proxy statement/prospectus to include the consequences to both Liberty and its public shareholders that result from Liberty's board pursuing the course of action described above, including all potential liabilities.

3.   We note your response to comment two from our letter dated June 4, 2010 that the disclosure relating to Liberty's, Liberty's sponsors' and/or their respective affiliates' intent to "preclude" Liberty's common shareholders from voting against the business combination has been removed "in light of the amendments reflected in the Amended and Restated Business Combination Agreement and the inclusion of a cash election feature…available to all of Liberty's public stockholders."

However, your revised disclosure suggests that such amendments continue to be aimed at the same result:

> "Liberty and Prisa expect that the availability of the cash alternative will significantly reduce, or eliminate, the number of Liberty common stockholders who elect to exercise their redemption rights and vote against the transaction, thus increasing the likelihood that the business combination will be approved."

As noted previously, the approval by Liberty's common shareholders of any proposed business combination appears to be a fundamental aspect of Liberty's IPO Prospectus *and the business model proposed therein*. The IPO Prospectus did not disclose that, after raising funds through a public offering, Liberty, Liberty's sponsors and/or their respective affiliates would take any action to "preclude" a vote by its common shareholders in order to consummate a transaction.

Please revise the disclosure in your proxy statement/prospectus to include the consequences to both Liberty and its public shareholders that result from Liberty's board pursuing the course of action described above, including all potential liabilities.

4.   We cannot agree with the response provided to comment three from our letter dated June 4, 2010. Our prior comment was directed at the disclosure and provisions contained in Liberty's IPO prospectus and Articles of Incorporation relating to Liberty's Sponsors' co-investment obligations and which the company explicitly disclosed were not possible to be amended, altered, or repealed without the approval by 80% of Liberty's common shareholders.

Please revise the disclosure in your proxy statement/prospectus to explain the facts and circumstances, including how the waiver of the co-investment obligations reduces "the potential dilution to Prisa's stockholders upon the consummation of the business combination" and how Liberty's board considered that the exercise of the co-investment "would have further diluted the benefits of the proposed Prisa business combination to the public stockholders of Liberty." Further, include the consequences to both Liberty and its public shareholders that result from Liberty's board pursuing the course of action described above, including all potential liabilities.

5.   We cannot agree with the response provided to comment four from our letter dated June 4, 2010. The cash payment to Liberty's warrant holders is an effective precondition to consummation since the company structured a transaction conditioned upon the approval of warrant holders, as noted above. It does not appear that such a precondition was disclosed in Liberty's IPO prospectus.

Please revise the disclosure in your proxy statement/prospectus to include the consequences to both Liberty and its public shareholders that result from Liberty's board pursuing the course of action described above, including all potential liabilities.

6.   We cannot agree with the response provided to comment five from our letter dated June 4, 2010. Our prior comment was directed at the disclosure contained in Liberty's IPO prospectus, which directly stated that each of Liberty's founders agreed not to sell, assign or otherwise transfer, directly or indirectly, any of its founders' units, founders' common stock or founders' warrants (including the common stock to be issued upon exercise of the founders' warrants) until one year from the date of the consummation of a business combination.

The transaction negotiated by Liberty's board and proposed to Liberty's common shareholders has eliminated such transfer restrictions.   We note your response that "Liberty believes that a reasonable investor would read the lock-up description in the IPO prospectus consistent" with the understanding that the lock-up arrangements described in the IPO prospectus were not intended to preclude the founders from participating in an exchange of securities as part of a business combination (similar to the treatment of shares in a merger transaction)." Expand your disclosure to include all the factors Liberty considered in reaching this conclusion, including the percentage holding affected by the transfer restriction and subsequent elimination of such restriction and addressing the business reasons for why transfer restrictions are generally agreed upon and used in SPAC IPOs, among other transactions.

Please revise the disclosure in your proxy statement/prospectus to include the consequences to both Liberty and its public shareholders that result from Liberty's board pursuing the course of action described above, including all potential liabilities.

7.   We cannot agree with the response provided to comment six from our letter dated June 4, 2010. As you note, the terms of the amended transaction continue to provide for Prisa's existing controlling shareholder group to retain its control of the company. Moreover, as disclosed in your revised registration statement, the transaction negotiated by Liberty's board and proposed to Liberty's common shareholders does not ensure that Liberty will acquire greater than 50% of Prisa's outstanding equity interests, depending upon the number of shares of Liberty common stock validly redeemed in connection with the business combination or electing the $10.00 per share cash alternative.

As a result, the transaction negotiated by Liberty's board and proposed to Liberty's common shareholders still does not appear to be consistent with the disclosure on page 4 of Liberty's IPO prospectus, which states that Liberty will only seek to acquire greater than 50% of the outstanding equity interests or voting power of one or more target businesses.

Please revise the disclosure in your proxy statement/prospectus to include the consequences to both Liberty and its public shareholders that result from Liberty's board pursuing the course of action described above, including all potential liabilities.

8. We cannot agree with the response provided to comment seven from our letter dated June 4, 2010. Liberty's existing articles explicitly state that they are to terminate only upon the consummation of any Business Combination (as defined therein), not as a part of a course towards consummating a Business Combination. Moreover, as noted previously, the proposed articles of Liberty Virginia are not the same as Liberty's existing articles, and both remove and add different provisions. Again as previously noted, any changes to Liberty's existing articles prior to the consummation of a business consummation require the approval of 80% of Liberty's common shareholders.

    Please revise the disclosure in your proxy statement/prospectus to include the consequences to both Liberty and its public shareholders that result from Liberty's board pursuing the course of action described above, including all potential liabilities.

9. We cannot agree with the response provided to comment eight from our letter dated June 4, 2010. None of the no-action letters you cite address the particular circumstances under consideration and the disclosure in your registration statement appears to contradict the assertion contained in your response letter that the reincorporation merger is not in order to fulfill the conditions of the merger agreement. As you state on page 82, the parties structured the transaction to include the reincorporation merger because a direct merger between Prisa and Liberty "would have resulted in economic consequences unacceptable to the parties." As a result, the reincorporation does not appear to be simply for the purpose of changing Liberty's state of incorporation from Delaware to Virginia.

    Moreover, as you assert in your response to comment seven that the articles of Liberty Virginia include provisions equivalent to those contained in Article Fifth of the Liberty Charter, your registration statement makes clear that you have no intention of requiring the co-investment obligation explicitly contained in Article 5 of the articles of Liberty Virginia. As a result, the effect of asking Liberty shareholders to accept securities of a Liberty Virginia when there is no intent to comply with the articles of Liberty Virginia is unclear.

    Please provide us with a detailed legal analysis with respect to why your proposed issuance of common stock pursuant to the reincorporation proposal does not require registration under the Securities Act of 1933.

10. We cannot agree with the response provided to comment ten from our letter dated June 4, 2010. As noted throughout this letter, we continue to believe that there are numerous aspects of the proposed business combination that require the separate

approval by Liberty common shareholders and the effect of asking Liberty shareholders to accept securities of a Liberty Virginia when there is no intent to comply with the articles of Liberty Virginia is unclear. Please specifically identify the individual proposals that you are asking shareholders to approve and provide the information about each proposal that is required by Schedule 14A.

11.   We note your response to comment 12 from our letter dated June 4, 2010 and the disclosure contained in your prospectus that Prisa has yet to call a general shareholders' meeting in order to approve the capital increase in-kind required to issue the shares you are attempting to register and the amendment of its organizational documents to permit the capital increase in-kind.

Please provide a detailed legal analysis relating to your ability to register securities that are not currently in existence and the company is not legally able to issue.

Letter to Stockholders

12.   To balance the statement that a shareholder "will only receive this consideration if the business combination is completed," please revise the first paragraph of this document to clarify the amount shareholders will receive if the parties do not consummate the transaction.

Notice of Special Meeting

13.   To balance the statement that a shareholder "will only receive this consideration if the business combination is completed," please revise the first numbered paragraph of this document to clarify the amount shareholders will receive if the parties do not consummate the transaction.

Questions and Answers About the Business Combination Agreement and Warrant Agreement Amendment…, page viii

Q: What are the terms of the Prisa Class B convertible non-voting shares…, page xii

14.   We note your response to comment 16 from our letter dated June 4, 2010 and the revised disclosure throughout your prospectus. In order to clarify the nature of the consideration to be offered to Liberty shareholders, please revise to disclose in plain English immediately following every mention of the €0.175 annual dividend throughout your prospectus that no payments would have been made in 2008 or 2009, the automatic 42 month conversion feature, and whether any accumulated but unpaid dividend owed to such Series B shareholders will be paid in the event of automatic conversion.

Q: *What happens if holders of more than 80 million…, page xviii*

15.   We note the statement that Liberty sponsors have indicated they will not elect to
        receive the cash alternative with respect to any shares of Liberty common stock they
        hold. Please advise as to the basis of such statement, and supply any written
        agreements to such effect.

Q: *What happens if the business combination agreement is terminated…, page xx*

16.   We note your response to comment 16 from our letter dated June 4, 2010 and the
        revised disclosure on page xx. Please revise such disclosure to specify the nature and
        value of any known third party claims and/or income taxes payable, including but not
        limited to billed and unbilled fees owed to Liberty's counsel and its independent
        registered public accounting firm which, as we note on page 49, have not agreed to
        waive any claims against the trust.

Reasons for the Business Combination, page three
Liberty's Reasons for the Business Combination, page three

17.   We note your response to comment 19 from our letter dated June 4, 2010 and the
        revised disclosure on pages three to four. Please revise such disclosure to clarify <u>how</u>
        Liberty's board considered the issues presented by Prisa's need to refinance its
        existing debt and specify the amount to be refinanced. Additionally, in all relevant
        locations throughout your prospectus, please revise to clarify <u>how</u> Liberty's board
        considered that, while restructuring Prisa's debt is a precondition to closing the
        proposed transaction (as you disclose on page three), closing the business
        combination is a precondition to effecting the refinancing (as you disclose on page
        213).

Conditions to Completion of the Business Combination, page six

18.   We note your disclosure on pages eight and 10 which appears to suggest that
        Liberty's sponsors have disposed of approximately 137,500 warrants since their
        acquisition. Please advise.

Related Agreements and Transactions, page nine

19.   We note your discussion of the sponsor surrender agreement. Please revise to
        disclose the amount of Liberty common stock each Liberty sponsor would continue to
        hold in the event of each of the different outlined scenarios.

20.   Please revise your disclosure to include reference to Liberty's $2 million cash
        payment to HSBC at the closing of the business combination, as referenced on page
        84. Disclose the negotiation history of such agreement and whether it was discussed

> before HSBC agreed to delay the deadline for restructuring the amounts Prisa owes to it, as referenced in the sections "Prisa Bridge Loan Agreement" (p. 210) and "Refinancing Master Agreement" (p. 213). Disclose the aggregate amount owed to HSBC by Prisa. Please furnish such agreement as an exhibit or advise to its location as a currently filed exhibit.

Risk Factors, page 33

"Prisa may fail to adequately evolve its business strategy as the industry segments in which it competes further mature." Page 37

21.   We note your response to comment 26 from our letter dated June 4, 2010 and the revised disclosure on page 37. Please revise this risk factor to disclose the percentage of proceeds that each line of business represents.

"Liberty expects to incur significant costs…", page 44

22.   We reissue comment 27 from our letter dated June 4, 2010. Please revise your risk factor discussion to specify such transaction costs and disclose the current amount of expenses individually and in the aggregate.

"The failure of Prisa's controlling shareholder group…", page 45

23.   Please revise this risk factor to disclose all material risks presented by the possibility of the change of control you describe; at present, you only provide an example.

"If third parties bring claims against Liberty…", page 49

24.   Please revise to disclose the amount due to each vendor that has not executed a waiver, billed and unbilled.

Background of the Business Combination, page 63

25.   We reissue comment 31 from our letter dated June 4, 2010. We note the multiple references to various presentations related to the proposed business combination provided to Liberty and Prisa in this section. Please furnish such reports, opinions or appraisals as exhibits to the Form S-4, as required by Item 4(b) of Form F-4, or supply them supplementally with detailed analyses as to why each document is not covered by the requirement.

26.   Please revise your disclosure to specify the input received from Liberty stockholders and warrant holders referenced in the second paragraph on page 68.

Liberty's Reasons for the Business Combination and Recommendation of Liberty's Board of Directors, page 70

27.   We note your response to comment 33 from our letter dated June 4, 2010 and the revised disclosure on page 70. Please revise to disclose why Liberty's board considered it appropriate not to take into account the results of Prisa's proposed debt restructuring when valuing Prisa at $8 billion in light of uncertainty of such restructuring.

28.   We note the added disclosure on page 71 that Liberty's board believes that the business combination with Prisa is preferable to any other transaction available to Liberty. Please revise to disclose whether there are any others that exist.

29.   We note your response to comment 35 from our letter dated June 4, 2010 and the revised disclosure on page 74. Please revise to disclose the basis for Liberty's board's belief that none of the apparent discrepancies between the proposed transaction and Liberty's IPO prospectus and Articles, as noted throughout this comment letter, are actually inconsistent with such documents.

30.   We note your response to comment 36 from our letter dated June 4, 2010 and the revised disclosure on page 72. Please revise to detail the options and limitations of Liberty stockholders in affecting the tests you discuss.

31.   Please revise the statement in (iii) to clarify how Liberty's board's reliance upon shareholders "testing the market" and ability to vote down the proposed transaction is consistent with its obligation to determine fairness as outlined in its IPO prospectus.

32.   Expand your disclosure regarding Liberty's board of directors' consideration of the recent trading price of Prisa's ordinary shares, including the actual prices considered, including, but not necessarily limited to those cited on page 25, and why the board did not believe that the prices fully reflect the value of Prisa. We note, for example, your reference to a "limited number of publicly-held shares as a result of the large percentage of outstanding shares held by Prisa's current controlling shareholder group," and it appears that such a control group may be a factor in valuation and lower valuation in particular. You should address the board's consideration of these factors, taking into account the fact that this control group will continue a control function, with the mechanism to maintain a 30% threshold.

33.   We note your response to comment 39 from our letter dated June 4, 2010 and the revised disclosure on page 71 indicating that, despite Liberty's board noting the transaction's fixed exchange ratios and asserting them to be an attractive valuation for Liberty shareholders at the time of the initial filing on May 7, 2010, such exchange ratios have been renegotiated twice. Please revise to disclose the basis upon which

Liberty's board feels that the current ratios are attractive in light of the two renegotiations and the time remaining before the transaction may be consummated.

34.   We reissue comment 40 from our letter dated June 4, 2010. We note your response but are unable to locate revised disclosure page 74 providing the board's considerations in making its fairness determination, based in part on Prisa's growth potential when its principal lines of business are typified by moderate growth rates or declining demand.

The Business Combination Agreement, page 81

35.   We reissue comment 42 from our letter dated June 4, 2010. We note your response that you have modified the language on page 81 and deleted the prior disclaimer from page 89. However, you now state on page 81 that "Factual disclosures about Prisa or Liberty contained in this proxy statement/prospectus or in public filings with the SEC may supplement, update or modify the factual disclosures about Prisa or Liberty contained in the business combination agreement" and you have included the language we commented upon in our prior comment in such other public filings with the SEC (e.g., Prisa's Form 425 filed on August 9, 2010). General disclaimers that suggest that investors should not rely on disclosure in agreements in exhibits or annexes are inappropriate. Please amend every filing in which such disclaimer appears in order to remove any implication that investors should not rely on disclosures in agreements in exhibits or annexes.

The Reincorporation Merger of Liberty into Liberty Virginia, page 81

36.   Please revise your disclosure to discuss the "economic consequences unacceptable to the parties" which you note in this section and under "Liberty's Reasons for the Business Combination and Recommendation of Liberty's Board of Directors."

Consideration to Holders of Liberty Preferred Stock, page 83

37.   Please disclose the extent to which each of the purchasers of Liberty's preferred stock and their affiliates are creditors of Prisa, including individual and aggregate amounts owed. Disclose both in this section and under "Liberty's Reasons for the Business Combination and Recommendation of Liberty's Board of Directors" whether the placement of such securities created any conflicts of interest with such Prisa creditors and, if so, how the board considered such when determining to recommend the transaction to Liberty common shareholders.

Sensitivity Analysis, page 122

38.   We note your response to prior comment 59. In the discussion of Use of Proceeds of Restructuring on page 102 you detail the use of up to €230 million. On page 122 you

disclose that you expect to use €464M million under the base case to repay debt and €244 million under the sensitivity analysis to repay debt. Please revise your document to ensure that the Use of Proceeds and the details in your sensitivity analysis are consistent.

Legal Proceedings, page 245

Proceedings Between AVS and Mediapro…, page 247

39.   Please revise this section to disclose whether the National Competition Commission declared relevant provisions of the agreement between the parties unenforceable on April 14, 2010 on the ground that it violated Spain's competition laws and update this section as necessary to reflect the current status of all materially relevant litigation.

Information About Liberty and Liberty Virginia, page 266

General, page 266

40.   We note your response to comment 61 from our letter dated June 4, 2010 and the revised disclosure on page 266.   Please revise to state co-investment obligation and transfer restrictions were disclosed in Liberty's IPO prospectus and, despite the actions taken by Liberty and Citigroup with respect to such obligations, the consequences to Liberty and its shareholders if such obligations as disclosed in your IPO prospectus are not followed.

Exhibits

41.   Please include copies of the Preferred Stock Purchase Agreements as Exhibits.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Terry French, Assistant Chief Accountant, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Attorney-Advisor, at (202) 551-3399, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3350 with any other questions.

       Sincerely,

       Larry Spirgel
       Assistant Director

cc: Adam O. Emmerich, Esq.
       Nancy Greenbaum, Esq.
       Wachtell, Lipton, Rosen & Katz
       Facsimile to (212) 403-2000